SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549




                                 FORM 11-K


          ____              Annual Report pursuant to Section 15(3)
         / X /              of the SECURITIES EXCHANGE ACT of 1934
         ----               [Fee Required]

                    For the Fiscal Year Ended December 31, 1993

         ____               Transition Report pursuant to Section 15(d)
        /   /               of the SECURITIES EXCHANGE ACT of 1934
        ----                [No Fee Required]

  A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

         LINCOLN TELECOMMUNICATIONS COMPANY 401(k) SAVINGS AND STOCK OWNERSHIP PLAN, AS AMENDED

  B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                   LINCOLN TELECOMMUNICATIONS COMPANY
                   1440 M Street
                   P. O. Box 81309
                   Lincoln, Nebraska 68501-1309
                   (402) 474-2211





























KPMG Peat Marwick




















                      LINCOLN TELECOMMUNICATIONS COMPANY
                   401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                     Financial Statements and Schedules

                         December 31, 1993 and 1992

                 (With Independent Auditors' Report Thereon)













































                      LINCOLN TELECOMMUNICATIONS COMPANY
                   401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                      Financial Statements and Schedules

                              Table of Contents


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Schedules:

     Schedule 1, Item 27a - Schedule of Assets Held for Investment Purposes

     Schedule 2, Schedule of Changes in Net Assets Available for Plan Benefits by Investment Fund at December 31, 1993



































KPMG Peat Marwick
Certified Public Accountants

1600 FirsTier Bank Building
Lincoln, NE  68508

Two Central Park Plaza
Suite 1501
Omaha, NE  68102

                          INDEPENDENT AUDITORS' REPORT

The 401(k) Savings and Stock Ownership Plan Committee
Lincoln Telecommunications Company:

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln Telecommunications Company 401(k) Savings and Stock Ownership Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, l993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, l993, in conformity with generally accepted accounting principles.

Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and changes in net assets available for plan benefits by investment fund are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.

                                                /s/KPMG Peat Marwick

May 13, 1994












                       LINCOLN TELECOMMUNICATIONS COMPANY
                    401(k) SAVINGS AND STOCK OWNERSHIP PLAN

              Statements of Net Assets Available for Plan Benefits

                          December 31, 1993 and 1992

                                           1993             1992
Investments:
   Fidelity mutual funds:
      Cash reserve                    $  1,842,796        2,108,810
      Equity income                      4,482,611        3,318,233
      Intermediate bond                  2,200,280        1,771,684
      Retirement growth                  3,753,553        2,615,905
   LTEC stock fund                       5,445,878        3,036,152
   Insurance contracts                     309,015          286,243
                                       ------------     ------------
                                        18,034,133       13,137,027
                                       ------------     ------------

Contributions receivable:
   Employer                                431,774          409,461
   Employee                                107,757           93,384
                                       ------------     ------------
                                           539,531          502,845
                                       ------------     ------------
       Net assets available for
         plan benefits
         (notes 2 and 3)              $ 18,573,664       13,639,872
                                       ============     ============

See accompanying notes to financial statements.





























                        LINCOLN TELECOMMUNICATIONS COMPANY
                     401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                       Statements of Changes in Net Assets
                          Available for Plan Benefits

                  Years ended December 31, 1993, 1992 and 1991

                                           1993          1992          1991
Additions:
   Contributions (note 3):
      Employer                        $   637,558       598,774       558,779
      Employee                          1,347,379     1,227,598     1,155,639
                                      ------------  ------------  ------------
             Total contributions        1,984,937     1,826,372     1,714,418
   Dividends                              796,746       807,517       402,327
   Interest                                76,315        93,529       125,136
   Realized gain (loss) on sale
     of assets                             50,967        29,394        (4,249)
   Net appreciation in fair
     value of investments               2,449,784       263,657       834,642
                                      ------------  ------------  ------------
             Total additions            5,358,749     3,020,469     3,072,274
                                      ------------  ------------  ------------

Deductions:
   Withdrawals by participants           (422,805)     (280,877)     (435,234)
   Life insurance premiums paid            (2,152)       (2,863)       (3,779)
                                      ------------  ------------  ------------
             Total deductions            (424,957)     (283,740)     (439,013)
                                      ------------  ------------  ------------
             Net increase in net
               assets available for
               plan benefits            4,933,792     2,736,729     2,633,261

Net assets for plan benefits,
  beginning of year                    13,639,872    10,903,143     8,269,882
                                      ------------  ------------  ------------

Net assets available for plan
  benefits, end of year               $18,573,664    13,639,872    10,903,143
                                      ============  ============  ============

See accompanying notes to financial statements.


















                         LINCOLN TELECOMMUNICATIONS COMPANY
                      401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                           Notes to Financial Statements

                            December 31, 1993 and 1992


(1) Summary of Significant Accounting Polices

    Basis of Presentation
      The accompanying financial statements of the Lincoln Telecommunications Company 401(k) Savings and Stock Ownership Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for Plan benefits and changes in those net assets.

    Management of Trust Funds
      National Bank of Commerce Trust and Savings Association (NBC) is the trustee for the stock fund of the Plan and the 401(k) Savings and Stock Ownership Plan Committee (the Committee) is the trustee for all other funds of the Plan. Under terms of the Plan agreement, and as appointed by the trustee, the trust funds are managed by the Fidelity Investment Company, Woodmen Accident Life Insurance Company and NBC.

    Investment Valuation
      The Plan investment portfolio consists primarily of investments in mutual funds which are recorded at their market value and common stock of the Lincoln Telecommunications Company (the Company) held in the stock fund which is carried at market value. The Equity Income fund is a growth and income fund investing primarily in common stocks. The Intermediate Bond fund is an income fund investing in high and medium grade corporate bonds. The Retirement Growth fund is an aggressive growth fund investing primarily in common stocks. Investments in the insurance contracts represent contributions made plus interest earned on the investments.

    Administrative Costs
      Administrative costs of the Plan are paid by the Company and its subsidiaries, The Lincoln Telephone and Telegraph Company (LT&T) and LinTel Systems Inc. (LinTel).

(2) Benefits

    The Plan is a defined contribution plan sponsored by the Company. Under terms of the agreement, the Plan covers any nonunion employee of the Company, LT&T or LinTel who has completed one year of service. Each participant's account is credited with the participant's contributions, an allocation of Plan earnings and employer matching contributions and employee stock ownership contributions. Employer matching contributions are allocated among participants' accounts in proportion to the participants' contributions. Participants are fully vested in the employer's contributions after completing five years of service.

                                                                (Continued)










                                       2



                        LINCOLN TELECOMMUNICATIONS COMPANY
                     401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                           Notes to Financial Statements




(2) Benefits, Continued

    All contributions are held by the Plan and may not be distributed to participants or other beneficiaries earlier than upon death, disability or separation from service, hardship or the attainment of age 59-1/2 years. There are no provisions in the Plan for loans. All employee contributions are invested according to each participant's election.

    Distributions from the Plan may be made by a lump-sum distribution, an annuity or annual installments for a period not to exceed the life expectancy of the participant.


(3) Contributions

    Participants can elect to deposit from 1 percent to 15 percent of their wages in the Plan. The first 5 percent is matched $.25 on the dollar by the Company. Participants' deposits in excess of 5 percent have no Company matching contribution. The Plan includes a provision for an employee stock ownership fund. In 1993, 1992 and 1991, the Company contributed an additional 1.75 percent of each eligible participant's salary rate to the employee stock ownership fund. The additional employee stock ownership contribution amounted to approximately $413,000, $393,000 and $364,000, and is included in the employers' contribution receivable as of December 31, 1993, 1992 and 1991, respectively. Plan forfeitures serve as a reduction of Company contributions. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination of the Plan, all balances will be distributed to the participants.

(4) Federal Income Taxes

    The Plan is a qualified Plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986 (Code), as amended and, therefore, it is exempt from Federal income taxes under Section 501(a) of the Code.

(5) Reportable Transactions

    There were no reportable transactions for the Plan years ended December 31, 1993 and 1992.













                                                                     Schedule 1


                        LINCOLN TELECOMMUNICATIONS COMPANY
                     401(k) SAVINGS AND STOCK OWNERSHIP PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1993

                                        Shares/                        Market
                                      face value          Cost         value
Mutual funds:
   Cash reserve                       1,842,796      $  1,842,796     1,842,796
   Equity income                        132,465         3,575,349     4,482,611
   Intermediate bond                    204,108         2,121,916     2,200,280
   Retirement growth                    206,921         3,303,072     3,753,553

LTEC stock fund                         147,186         3,684,219     5,445,878

Insurance contract, Woodmen Accident
   and Life Insurance Company           309,015           309,015       309,015
                                     ===========       ===========   ===========

             Total assets held for
               investment purposes                   $ 14,836,367    18,034,133
                                                       ===========   ===========



































                                                                                                           Schedule 2

                                                 LINCOLN TELECOMMUNICATIONS COMPANY
                                               401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                                            Schedule of Changes in Net Assets Available for
                                                   Plan Benefits by Investment Fund

                                                     Year ended December 31, 1993

                                                Fidelity Investments
                                          ---------------------------------------------
                                             Cash         Equity   Intermediate  Retirement    LTEC
                                            reserve       income       bond        growth     stock     Insurance
                                             fund          fund        fund         fund       fund     contracts     Total
                                            -------       ------   ------------  ----------   -----     ---------     -----
Additions to net assets attributed to:
   Contributions:
     Employer                             $                 -           -           -         637,558        -        637,558
     Employee                                 180,844     402,042     210,430     360,242     170,061      23,760   1,347,379
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
              Total contributions             180,844     402,042     210,430     360,242     807,619      23,760   1,984,937
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
   Investment income:
     Dividends                                  -          158,777     158,018     353,332     126,619       -         796,746
     Interest                                  55,331        -           -           -           -          20,984      76,315
     Gain on sale of investments               -           16,226       5,042      10,457      19,242       -          50,967
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
              Total investment income          55,331      175,003     163,060     363,789     145,861      20,984     924,028
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
   Net appreciation in fair value of
     investments                                -         566,190      58,346     285,119   1,540,129       -       2,449,784
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
              Total additions                 236,175   1,143,235     431,836   1,009,150   2,493,609      44,744   5,358,749
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
Deductions from net assets attributed to:
   Distributions to and withdrawals
     by participants                          217,402      61,483      56,543      15,591      63,840       7,946     422,805
   Life insurance premiums paid                 -           -           -           -           -           2,152       2,152
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
              Total deductions                217,402      61,483      56,543      15,591      63,840      10,098     424,957
Interfund transfers                          (288,428)     90,244      55,852     150,229       3,885     (11,782)      -
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
Increase (decrease) in net assets
  available for plan benefits                (269,655)  1,171,996     431,145   1,143,788   2,433,654      22,864   4,933,792
Net assets available for plan benefits:
   Balance at beginning of year             2,124,682   3,344,611   1,785,858   2,638,890   3,457,782     288,049  13,639,872
                                           ----------- ----------- ----------- ----------- ----------- ----------- -----------
   Balance at end of year                 $ 1,855,027   4,516,607   2,217,003   3,782,678   5,891,436     310,913  18,573,664
                                           =========== =========== =========== =========== =========== =========== ===========

NOTE:  This schedule has been prepared on the accrual basis.





































                                SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this Annual Report to be signed on its behalf by the undesigned thereunto duly authorized.

                                     LINCOLN TELECUMMUNICATIONS COMPANY
                                     401(K) SAVINGS AND STOCK OWNERSHIP
                                     PLAN, AS AMENDED
                                     ------------------------------------
                                                  (Name of Plan)



                                     By:  /s/Michael J. Tavlin
                                          Vice President-Treasurer &
                                                   Secretary

Date:  June 28, 1994